# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 10/14/2026
Filed by CIK 0001995580
Persons authorized to receive notices and communications: Lucas Demerau, c/o Infinite Acquisitions Partners LLC, 3420 Pump Road #356, Henrico, Virginia (VA), 23233, 407-801-0553

## Reporting persons
- Infinite Acquisitions Partners LLC (CIK 0001995580): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,162,854; sole dispositive power 0; shared dispositive power 6,162,854; aggregate amount beneficially owned 6,162,854 (12.55% of the class); the aggregate amount excludes certain shares
  Comment: The 6,162,854 shares beneficially owned includes (i) 5,762,854 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions. Does not include (i) 4,875,000 Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have been earned but are subject to lockup until December 12, 2026 and (ii) an additional 8,125,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned (iii) 3,121,957 shares of Class A Common Stock issuable upon the automatic conversion of an equal number of shares of the Issuer's 11% Series B Cumulative Convertible Preferred Stock held by Infinite Acquisitions. The Series B Preferred Stock is not convertible at the option of the holder and will convert automatically only following the third anniversary of the original issuance date (September 8, 2028) if the volume weighted average sale price of the Class A Common Stock equals or exceeds $10.00 per share for at least 21 out of 30 consecutive trading days, as set forth in the Certificate of Designation filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed September 12, 2025. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.
- Erudite Cria, Inc. (CIK 0002009850): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,162,854; sole dispositive power 0; shared dispositive power 6,162,854; aggregate amount beneficially owned 6,162,854 (12.55% of the class); the aggregate amount excludes certain shares
  Comment: The 6,162,854 shares beneficially owned includes (i) 5,762,854 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions. Does not include (i) 4,875,000 Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have been earned but are subject to lockup until December 12, 2026 and (ii) an additional 8,125,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned (iii) 3,121,957 shares of Class A Common Stock issuable upon the automatic conversion of an equal number of shares of the Issuer's 11% Series B Cumulative Convertible Preferred Stock held by Infinite Acquisitions. The Series B Preferred Stock is not convertible at the option of the holder and will convert automatically only following the third anniversary of the original issuance date (September 8, 2028) if the volume weighted average sale price of the Class A Common Stock equals or exceeds $10.00 per share for at least 21 out of 30 consecutive trading days, as set forth in the Certificate of Designation filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed September 12, 2025. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Comment:
This Amendment No. 9 ("Amendment No. 9") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer")
and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on November 22, 2024, as amended by Amendment No. 3 to Schedule 13D filed on January 8, 2025, as amended by Amendment No. 4 to Schedule 13D filed on July 11, 2025, as amended by Amendment No. 5 to Schedule 13D filed on March 12, 2026, as amended by Amendment No. 6 to Schedule 13D filed on April 15, 2026, as amended by Amendment No. 7 filed on May 8, 2026, and as amended by Amendment No. 8 filed on September 30, 2026 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5 (a)-(b) of the Schedule 13D are hereby amended and restated as follows: The 6,162,854 shares beneficially owned includes (i) 5,762,854 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions. Does not include (i) 4,875,000 Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have been earned but are subject to lockup until December 12, 2026 and (ii) an additional 8,125,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned or (iii) 3,121,957 shares of Class A Common Stock issuable upon the automatic conversion of an equal number of shares of the Issuer's 11% Series B Cumulative Convertible Preferred Stock. The beneficial ownership reported above represents approximately 12.55% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership. For informational purposes only, as of August 13, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2026 (File No.: 001-41833) filed August 13, 2026, giving effect to the immediate, as converted voting rights of the Issuer's Series B Preferred Stock, Infinite Acquisitions would have voting power with respect to approximately 17.36% of the aggregate votes entitled to be cast by the Issuer's outstanding voting securities.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On October 14, 2026, Infinite Acquisitions made an in-kind distribution of 6,951,396 shares of Class A Common Stock, par value $0.0001 per share, of the Issuer pro rata to its members, for no consideration. The beneficial ownership reported in this Amendment No. 9 reflects a correction to include 1,001 shares of Class A Common Stock beneficially owned by Infinite Acquisitions that were inadvertently omitted from the amounts previously reported in the Schedule 13D and in prior Form 4 filings as a result of a share conversion calculation error and a rounding difference.

## Signatures
- Infinite Acquisitions Partners LLC: /s/ Lucas Demerau, Lucas Demerau, President (10/19/2026)
- Erudite Cria, Inc.: /s/ Lucas Demerau, Lucas Demerau, President (10/19/2026)